February 25, 2026

Lee Giguere
General Counsel
enGene Holdings Inc.
4868 Rue Levy, Suite 220
Saint-Laurent, QC H4R 2P1

       Re: enGene Holdings Inc.
           Registration Statement on Form S-3
           Filed February 19, 2026
           File No. 333-293597
Dear Lee Giguere:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Julio Vega